CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (UNAUDITED, PREPARED BY MANAGEMENT)

1-

Nature of operations and going concern

The company is in the business of acquiring, exploring and developing mineral properties and has not yet determined whether its current property contains ore reserves that are economically recoverable.  All of the company's mineral property interests are currently located in Canada.  The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its property, and upon future profitable production or proceeds from the disposition of the property.

The company's continuing operations are dependent on its ability to secure additional financing.  There can be no assurance that the company will be successful in raising the required financing.  As at September 30, 2005, the Company had cash and cash equivalents of $117,084 of which $97,864 (December 31, 2004: $342,964) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $217,516 (December 31, 2004: $99,282).

The company's ability to continue operating is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

2-

Significant accounting policies

The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the company's audited financial statements for the year ended December 31, 2004.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for audited financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

Variable Interest Entities

Effective January 1, 2005, the Company has adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities". This new standard establishes when a company should consolidate a variable interest entity in its financial statements.  AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable entity's residual returns, or both.  Adoption of this guideline resulted in no changes to balance sheet and statement of loss and deficit accounts and no change to losses or deficit.

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (UNAUDITED, PREPARED BY MANAGEMENT)

3-

Resource assets

	Mineral property acquisition expenditures ($)	Deferred exploration expenditures ($)	September 30, 2005 ($)
Atikokan	0	403,322	403,322
Silver Hope	94, 421	335, 379	431,800
McBride	6,157	278,920	285,077
	102,578	1,017,621	1,120,199

	Mineral property acquisition expenditures ($)	Deferred exploration expenditures ($)	December 31, 2004 ($)
Atikokan	0	403,238	403,238
Silver Hope	94,000	285,406	379,406
McBride	0	89,718	89,718
Barrington	14,300	58,270	72,570
	108,300	836,632	944,932

4-

Capital stock

Authorized: 250,000,000 common shares without par value, of which 36,364,366 common shares were issued as at September 30, 2005 (December 31, 2004: 29,144,336).

Stock options

As at September 30, 2005, common shares under option are as follows:

Number of shares outstanding	Number of shares exercisable	Exercise price ($)	Expiry date
100,000	100,000	0.15	August 21, 2008
1,365,000	1,365,000	0.15	January 3, 2008
2,458,000	1,843,500	0.10	September 17, 2009
3,923,000	3,308,500

CANADIAN EMPIRE EXPLORATION CORP. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (UNAUDITED, PREPARED BY MANAGEMENT)

Stock option information

Effective January 1, 2003, the company elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of stock options has been included in administrative expenses.  The fair value of options granted was estimated at the date of grant based on the Black-Scholes option-priding model, using the following assumptions:

2004
Expected dividend yield	Nil
Average risk-free interest rate	4.0%
Expected life	5 years
Expected volatility	114%

Warrants

Warrants outstanding and exercisable at September 30, 2005 are as follows:

	Number of warrants	Number of shares issuable on exercise of warrants	Price per share $	Expiry date
Private placement	820,000	820,000	0.15	December 22, 2005
McBride Property	50,000	50,000	0.055	May 17, 2006
	870,000	870,000

5-

Related party transactions

The company has management agreements with Badger & Co. Management Corp. ("Badger & Co."), a company owned by John S. Brock (Chief Executive Officer, President and a director of the company), Wayne J. Roberts (Vice-President Exploration and a director of the company) and Jeannine P. M. Webb (Chief Financial Officer and Secretary of the company).

Under the agreements with Badger & Co., the company was charged from January 1 to September 30, 2005 for the following:

•

Cost of operations and administration: $40,952

•

Fees for professional services provided at per diem rates: $37,725

•

Exploration salaries and wages and project management fees: $21,818

In connection with these charges and amounts reimbursable at cost to Badger & Co., the company owed $112,646 to Badger & Co. at September 30, 2005.